Mail Stop 3561

December 8, 2009

By U.S. Mail and facsimile to (412) 338-8961

Michael Nuzzo
Executive Vice President and Chief Financial Officer
General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

> **Re: General Nutrition Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 333-144396**

Dear Mr. Nuzzo:

We have reviewed your response dated November 25, 2009 to our comment letter dated November 4, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 127

Compensation Discussion and Analysis, page 127

Annual Incentive Compensation, page 130

1.   We note your response to comment five of our letter. Please provide proposed language regarding the difficulty of achieving the target levels.

Stock Options, page 131

2.   We note your response to comment six of our letter. Please provide proposed language regarding the granting of stock option awards.

Employment and Separation Agreements with Our 2008 Named Executive Officers, page
140

3. We note your response to comment four of our letter as it relates to comment 20
    from our letter dated September 29, 2009. We continue to believe you should
    provide the requested disclosure. Please refer to "Staff Observations in the
    Review of Executive Compensation Disclosure," available at
    http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, which
    states:

> We found that a significant number of companies could
> enhance their Compensation Discussion and Analysis by
> discussing and analyzing their decisions regarding change-in-
> control and termination arrangements with the named
> executive officers. Item 402(b)(1)(v) requires a company to
> disclose how it determines the amount and formula, where
> applicable, to pay for each compensation element. Item
> 402(b)(1)(vi) requires a company to discuss how each
> compensation element, and the company's decisions
> regarding that element, fit into the company's overall
> compensation objectives and affect decisions regarding other
> compensation elements. We asked a number of companies to
> disclose why they structured the material terms and payment
> provisions in their change-in-control and termination
> arrangements as they did. We also asked companies to
> discuss how potential payments and benefits under these
> arrangements may have influenced their decisions regarding
> other compensation elements.

******

     Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

     Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202)
551-3720, with any questions.

                Sincerely,

                H. Christopher Owings
                Assistant Director